100 Summer Street Floor 7 Mail Stop SUM 0703 Boston, MA 02111

February 16, 2018

Frank A. Buda

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smead Funds Trust (the “Registrant” or the “Trust”)

File Nos. 333-197810 and 811-22985

To the Commission:

The purpose of this letter is to respond to the comments by the staff of the Securities and Exchange Commission (the “Staff”) received by telephone on January 25, 2018 with respect to Post-Effective Amendment No. 8 on the above-named Registrant’s Registration Statement on Form N-1A filed by EDGAR on December 18, 2017. The following are responses to the Staff’s specific comments on the Registration Statement. The Trust’s Board of Trustees has approved the redesignation of Class M shares to “Class S shares.” Therefore, all references to Class M shares in this letter have been revised to “Class S shares.”

PROSPECTUS

Fund Summary - Fees and Expenses of the Fund; Example

1. Staff Comment: Please provide the completed fee table and example table for the Fund.

Response: The following completed fee table and example has been incorporated into the Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class I3 shares	Class S shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.00%
Maximum Deferred Sales Charge (Load) (as a percentage of purchases that are redeemed within 18 months of purchase for Class S shares)(1)	None	1.00%

Frank A. Buda

February 16, 2018

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I3 shares	Class S shares
Management Fees	0.75%	0.75%
Distribution (12b-1) and Shareholder Servicing Fees	0.16%	0.41%
Other Expenses(2)	0.12%	0.12%
Total Annual Fund Operating Expenses	1.03%	1.28%

Fee Waiver/Expense Reimbursement(3)	0.03%	0.03%

Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.00%	1.25%

(1)	The Maximum Deferred Sales Charge on Class S shares is applied only to purchases of $1,000,000 or more that are redeemed within 18 months of purchase.
(2)	Because Class I3 and Class S shares are new, these expenses are estimated based on other expenses of the Fund for the fiscal year ended November 30, 2017.
(3)

Smead Capital Management, Inc. (the “Adviser”) has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Operating Expenses (excluding any taxes, leverage, interest, brokerage commissions, dividends and interest on short positions, acquired fund fees and expenses and extraordinary expenses such as litigation) do not exceed 1.00% for Class I3 shares and 1.25% for Class S shares through March 31, 2019, subject thereafter to annual re-approval of the agreement by the Board of Trustees. Any waiver of management fees or payment of expenses made by the Adviser may be reimbursed by the Fund in subsequent years if the Adviser so requests. This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years. The Fund may make such repayments to the Adviser if such repayment does not cause the Fund’s total expense ratio to exceed the expense cap at the time such amounts were waived or the Fund’s current expense cap. Any such reimbursement will be reviewed by the Board of Trustees. The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same and the Fund’s expense limitation agreement remains in force through March 31, 2019. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class I3
(if you redeem your shares)	$102	$325	$566	$1,257
(if you did not redeem your shares)	$102	$325	$566	$1,257
Class S
(if you redeem your shares)	$621	$883	$1,164	$1,965
(if you did not redeem your shares)	$621	$883	$1,164	$1,965

2. Staff Comment: Footnote (2) to the fee table states “Because Class I3 and Class S shares are new, these expenses are estimated based on other expenses of the Fund for the fiscal year ended November 30, 2017.” Please note that other expenses are not permitted to be different for a new class. Please provide an explanation if other expenses are different from the other classes of the Fund.

Response: The Registrant confirms that other expenses for Class I3 and Class S shares will not be different from those of the other classes of the Fund.

Frank A. Buda

February 16, 2018

3. Staff Comment: The fourth sentence in Footnote (3) to the fee table states, “The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years.” Please add the following disclosure to the Footnote: “The Fund may make such repayments to the Adviser if such repayment does not cause the Fund’s total expense ratio to exceed the expense cap at the time such amounts were waived or the Fund’s current expense cap.”

Response: The Registrant has added the requested disclosure.

4. Staff Comment: The second sentence in the paragraph in the Example section states: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.” Please revise the sentence to read as follows: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods.”

Response: The Registrant has revised the disclosure as requested.

Fund Summary - Principal Investment Strategies

5. Staff Comment: The last paragraph in the ”Principal Investment Strategies” section provides that the Fund may invest a large percentage of its assets in a few sectors, including consumer discretionary, financials and healthcare. Please provide a further description of each sector.

Response: The Registrant has added the requested descriptions.

Fund Summary - Principal Risks

6. Staff Comment: The Registrant includes risks for each of the sectors under Sector Weighting Risks in the section entitled “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings-Principal Risks.” If the Fund may focus investments in specific industries and/or market sectors, please identify those and include appropriate risk disclosure and revise the principal investment strategy disclosure, as necessary. See item 4(b) and General Instruction 2 to Item 9 of Form N-1A. In addition, please include sector risks in the Fund Summary - Principal Risks.

Response: The Registrant has added “Consumer Discretionary Sector Risk,” “Financial Sector Risk,” “Health Care Sector Risk,” and “Information Technology Sector Risk” to the “Principal Risks” section. Registrant has also added information technology to the list of sectors in which the Fund may invest in the “Principal Investment Strategies” section.

Frank A. Buda

February 16, 2018

Fund Summary - Performance

7. Staff Comment: The performance shown is for the Investor Class shares of the Fund. The Registrant also includes the following footnote to the bar chart: “The annual returns shown in the bar chart are for Investor Class shares. The other classes of shares, net of any applicable sales charges, would have substantially similar annual returns to those of Investor Class shares because all of the classes of shares are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes have different sales charges, distribution fees and/or service fees and expenses.” If the Class I3 and Class S shares have higher expenses than Investor Class shares, please disclose performance would be lower than that of the class shown in the bar chart.

Response: The Registrant confirms that the Class I3 and Class S shares have lower expenses than Investor Class shares. Accordingly, no changes have been made in response to this comment.

8. Staff Comment: The performance shown is for the Investor Class shares of the Fund. The Registrant also includes the following paragraph after the Average Annual Total Returns table: “Investor Class shares of the Fund commenced operations on January 2, 2008. Class I3 shares and Class S shares have not commenced operations as of the date of this Prospectus. Performance shown for Class I3 and Class S shares reflects the performance of Investor Class shares, adjusted to reflect the expenses of Class I3 shares and Class S shares, respectively.” Confirm supplementally that adjusting the performance does not result in higher average annual total returns for the respective class other than due to the class’ sales charges.

Response: The Registrant confirms that adjusting the performance of the Class I3 and Class S shares does not result in higher average annual total returns for each respective class, other than due to the different sales charges of each class.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings-Principal Risks

9. Staff Comment: Plain English: Please review the Prospectus disclosure in light of the plain English requirements of Rule 421(d) under the Securities Act of 1933 and recent IM staff guidance, particularly in the Summary Section of the Prospectus. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014) (Guidance). In particular, we note the following:

Summary/Duplication: The Summary Section is intended to summarize key information important to an investment decision, with more detailed information provided elsewhere. In addition, the Fund should not duplicate disclosure already disclosed in the Summary Section. See Guidance at pages 2-3 and Items 4 and 9 of Form N-1A. Accordingly, please revise the Prospectus so that the Item 4 disclosure briefly summarizes the Fund’s principal investment strategies (e.g., investment criteria), which is disclosed in greater detail under Item 9 of Form N-1A. We note that much of the information currently disclosed in the Summary Section (e.g., principal investment strategies and principal risks) is substantially the same as the information presented later in the Item 9 disclosure.

Frank A. Buda

February 16, 2018

Response: The Registrant has revised the disclosure accordingly.

Management of the Fund

10. Staff Comment: The last sentence of the first paragraph of the section “The Adviser” states that for the fiscal year ended November 30, 2017, the Adviser received 0.74% of the Fund’s average daily net assets in advisory fees, net of previously waived expenses recouped by the Adviser. Confirm supplementally that the advisory fees received by the Adviser include any amount recouped by the Adviser. In addition, confirm supplementally that any amount recouped by the Adviser is included under “Other Expenses” in the Fund’s fee table.

Response: The Registrant confirms that the advisory fees received by the Adviser include amounts recouped by the Adviser. The Registrant also confirms that amounts recouped by the Adviser are included under “Other Expenses” in the Fund’s fee table.

11. Staff Comment: The fifth sentence in the “Fund Expenses” paragraph states, “The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years.” Please add the following disclosure to this paragraph: “The Fund may make such repayments to the Adviser if such repayment does not cause the Fund’s total expense ratio to exceed the expense cap at the time such amounts were waived or the Fund’s current expense cap.”

Response: The Registrant has added the requested disclosure.

12. Staff Comment: The last paragraph of the section entitled “The Adviser” states that, “A discussion regarding the basis of the approval by the Board of Trustees of the Advisory Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended November 30, 2016.” Please revise the date of the Fund’s annual report to reflect the most recent fiscal year ended November 30, 2017.

Response: The Registrant has revised the disclosure as requested.

Shareholder Information-Choosing a Share Class

13. Staff Comment: The third bullet point in the section “Initial Sales Charge Waivers” notes that you will not have to pay a sales charge on purchases of Class S shares if you are a member of the immediate family of any of the foregoing (i.e., parent, child, spouse, domestic partner, sibling, step or adopted relationships, grandparent, grandchild and UTMA accounts naming qualifying persons). Please clarify “foregoing”. Does this refer to the prior two bullet points or this bullet point?

Frank A. Buda

February 16, 2018

Response: The Registrant has revised the language as follows to clarify that the sales charge waivers apply to immediate family members of those listed in the first two bullets: “you are a member of the immediate family of any of the persons listed in the above bullets (i.e., parent, child, spouse, domestic partner, sibling, step or adopted relationships, grandparent, grandchild and UTMA accounts naming qualifying persons);”

14. Staff Comment: The fourth and fifth bullet points in the section “Initial Sales Charge Waivers” note that you will not have to pay a sales charge on purchases of Class S shares if you are:

•	authorized qualified employee benefit plans;
•

rollovers of current investments through authorized qualified employee benefit plans or savings plans, provided the shares are transferred to the Fund as either a direct rollover, or subsequent to distribution, the rolled-over proceeds are contributed to a IRA through an account directly with the Fund;

Please describe and/or clarify what the Fund means by an “authorized” plan.

Response: The Registrant has revised the disclosure to indicate that “authorized plans” refers to qualified employee benefit plans or savings plans for which the Fund has entered into an agreement to waive the sales charge.

15. Staff Comment: The last bullet point in the section “Initial Sales Charge Waivers” notes that you will not have to pay a sales charge on purchases of Class S shares if you are:

•

financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer Fund shares to self-directed investment brokerage accounts that may or may not charge a transaction fee.

Please specify the financial intermediaries.

Response: The Registrant has revised the disclosure to indicate that “financial intermediaries” refers to registered broker-dealers.

16. Staff Comment: Confirm supplementally that the section “Contingent Deferred Sales Charge Waivers for Class S shares” includes all disclosure required by Item 12(a)(1) Instruction 3 of Form N-1A.

Response: The Registrant has revised the disclosure to include the sales load as a percentage of both the offering price and the net amount invested, and confirms that it has included all disclosure required by Item 12(a)(1), Instruction 3 of Form N-1A.

17. Staff Comment: The last bullet point of the first paragraph in the section “Contingent Deferred Sales Charge Waivers for Class S shares” states that the deferred sales charge may be waived under certain circumstances such as “other circumstances under the Adviser’s discretion.” Please describe and/or clarify “other circumstances.”

Frank A. Buda

February 16, 2018

Response: The Registrant has revised the disclosure to clarify that “other circumstances” refers to death, financial hardship or any other rare instances that would require the Adviser to have discretion.

18. Staff Comment: The first sentence of the second paragraph in the section “Contingent Deferred Sales Charge Waivers for Class S shares” states that “The Fund also reserves the right to enter into agreements that reduce or eliminate the CDSC for groups or classes of shareholders, or for Fund shares included in other investment plans such as ‘wrap accounts.’” If the Fund has entered or enters into such agreement, please disclosue the terms of such agreement in the Prospectus either in this section or in a separate appendix to the Prospectus.

Response: The Registrant confirms that the Fund has not entered into any such agreement.

19. Staff Comment: The last paragraph in the section “Contingent Deferred Sales Charge Waivers for Class S shares” states that “More information regarding the Fund’s sales charges, breakpoint thresholds and waivers is available in the SAI, which is available free of charge on the Fund’s website at http://smeadcap.com/smead-value-fund/.” Please revise accordingly to comply with Item 12(a)(5) and the respective Instructions of Form N-1A.

Response: The Registrant has revised the disclosure to indicate that the required information is available in the Fund’s Prospectus and SAI, which are available free of charge on the Fund’s website.

20. Staff Comment: The first two sentences in the second paragraph in the section “Purchase Requests Must be Received in Good Order-Purchases by Mail” states that “The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at the Transfer Agent’s post office box, of purchase orders or redemption requests does not constitute receipt by the Transfer Agent.” Please revise to indicate what would constitute receipt by the Transfer Agent.

Response: The Registrant has added the following as the second sentence of the second paragraph in this section: “Only actual physical receipt by the Transfer Agent of purchase orders or redemption requests (e.g., retrieving mail from the post office box or accepting delivery from a delivery service) constitutes receipt by the Transfer Agent.”

How to Redeem Shares

21. Staff Comment: The last sentence of the first paragraph in the section “Payment of Redemption Proceeds” states that “Redemption proceeds with respect to all requests received by the Transfer Agent in Good Order before the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) will usually be sent on the next business day.” Please add to the end of the sentence “regardless of the method of payment.”

Response: The Registrant has added the requested disclosure.

Frank A. Buda

February 16, 2018

22. Staff Comment: The last paragraph in the section “Payment of Redemption Proceeds” describes in-kind distributions. Please disclose, if an in-kind distribution is made, whether it will be a pro-rata portion of the Fund’s portfolio, individual securities or a representative basket of such securities held by the Fund.

Response: The Registrant has revised the disclosure to indicate that an in-kind distribution would be a pro-rata portion of the Fund’s portfolio, or a representative basket if the redemption is not large enough to distribute a pro-rata redemption, or individual securities if the redemption is not large enough to distribute a representative basket.

Distribution of Fund Shares

23. Staff Comment: Please move the section “Rule 12b-1 Distribution Plan” so that is with all other disclosure required by Item 12. Please see General Instruction C.3.(a) which requires that the information required by Item 12 (Distribution Arrangements) is in one place in the prospectus.

Response: The Registrant has removed the disclosure as requested.

Federal Income Tax Consequences

24. Staff Comment: Please revise this section as necessary to disclose recent tax legislation.

Response: The Registrant has revised the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions

25. Staff Comment: Concentration Restriction: Fundamental Investment Restriction 3 indicates that the Fund will not invest 25% or more of its net assets, calculated at the time of purchase and taken at fair market value, in securities of issuers in any one industry (other than U.S. Government Securities). Please provide an explanatory note to this restriction that the restriction is applicable to investments in securities of issuers in any one industry or group of industries. Please see Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.

Response: The Registrant has added the requested disclosure.

OTHER COMMENTS

26. Staff Comment: Exhibits Please file the consent of the Fund’s independent registered public accounting firm with the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A.

Frank A. Buda

February 16, 2018

Response: The Registrant confirms that the consent of the Fund’s independent registered public accounting firm will be filed with the Post-Effective Amendment to the Registration Statement.

Please contact the undersigned at 617.662.3969 if you have any questions.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
cc:	C. Smead

S. LeMire

P. Krill